UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32960

CUSIP NUMBER: 37250U201

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

GeoMet, Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

909 Fannin Street Suite 1850

Address of Principal Executive Office (Street and Number):

Houston, Texas 77010

City, State and Zip Code:

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on March 30, 2011, GeoMet, Inc. (the “Company”) has responded to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the ultimate realization of the Company’s deferred tax assets. We are continuing to work with the SEC on our position with regard to our deferred tax assets.

At this time, it is premature to conclude as to the impact, if any, from our ultimate resolution of the outstanding issue regarding our deferred tax assets. Because the Company’s response is currently under review by the staff of the Commission, the Company’s financial results for the year ended December 31, 2010 are preliminary. As a result, the Company has not been able to finalize the financial results to be included in the Company’s Form 10-K for the year ended December 31, 2010.

The Company intends to complete this process and file its Annual Report on Form 10-K for the year ended December 31, 2010 within the fifteen-day extension period provided under Rule 12b-25.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

William C. Rankin	(713)	287-2257
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates herein by reference the following sections of the Company’s press release dated March 30, 2011 announcing the Company’s preliminary results for the quarter and year ended December 31, 2010, which is attached as an exhibit hereto,

•	The information under the caption “Preliminary Year End 2010 Financial and Operating Results,” except for the third and fourth paragraphs dealing with non-GAAP financial measures;

•	The information under the caption “12b-25 Filing” other than the last sentence; and

•	The Preliminary Condensed Consolidated Statement of Operations.

SIGNATURE

GeoMet, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GEOMET, INC.

By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President and Chief Financial Officer

Date: March 31, 2011

EXHIBIT LIST

Exhibit Number	Description of Exhibit

99.1	Press Release of the Company dated March 30, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 31, 2011).